LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2003

WRITER'S E-MAIL
mbrown@luselaw.com

July 22, 2013

VIA EDGAR

Sharon Blume
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Chicopee Bancorp, Inc. (File No. 000-51996)
Form 10-K/A for the Fiscal Year Ended December 31, 2012

Dear Ms. Blume:

On behalf of Chicopee Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company's response to the comment provided in the Staff's letter dated July 8, 2013. The Company is also filing Amendment No. 2 to the Company's Form 10-K for the fiscal year ended December 31, 2012.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

1.
We note Amendment No. 1 to the Form 10-K was filed to include the signature of Berry Dunn McNeil and Parker, LLC, which was inadvertently omitted from the audit report included in the initial Form 10-K. Please revise to include Item 8. Financial Statements and Supplementary Data in its entirety. In addition, revise to include updated management certifications that make reference to the Form 10-K/A.

In response to the staff's comment, the Company is filing Amendment No. 2 to the Company's Form 10-K for the fiscal year ended December 31, 2012 (“Amendment No. 2”). Amendment No. 2 includes Item 8. Financial Statements and Supplementary Data in its entirety and updated management certifications that make reference to the Form 10-K/A.

Ms. Sharon Blume
July 22, 2013

* * * *

We trust the foregoing is responsive to the Staff's comment. Please direct any comments or questions to the undersigned at (202) 274-2003 or to Guida R. Sajdak, Senior Vice President, Chief Financial Officer and Treasurer of the Company, at (413) 594-6692.
Sincerely,

/s/ Michael J. Brown
Michael J. Brown

cc:    Guida R. Sajdak, Senior Vice President, CFO and Treasurer
William Schroeder, SEC Staff Accountant
Lawrence M.F. Spaccasi, Esq.